06012818

Morgan

The Morgan Crucible Company plc

21st April 2026

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

SEC MAIL PROCESSING RECEIVED APR 2 4 2006 WASH. DC 152 SECTION

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

PROCESSED APR 2 5 2006 THOMSON FINANCIAL

David Coker
Company Secretary

Enclosure

4/25

Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Annual Information Update
Released	10:15 19-Apr-06
Number	6479B

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:6479B
Morgan Crucible Co PLC
19 April 2006

19th April 2006

The Morgan Crucible Company plc

("Morgan" or "the Company")

Annual Information Update

Annual Information Update for the period 31 March 2005 up to and including 31 Mar

In accordance with Prospectus Rule 5.2, Morgan sets out below a summary of the information which has been published or made available to the public during the defined period. The information referred to in this Update was up to date at the time the information was published, but some information may now be out of date.

Stock Exchange Announcements

Announcements made by the Company via RNS, a Regulatory Information Service, may be viewed and downloaded from the London Stock Exchange website (www.londonstockexchange.com/marketnews) or from the press releases page on the Company's website at (www.morgancrucible.com) The Stock Exchange announcements made during the defined period are:

Date of Announcement	Headline of Announcement at Stock Exchange
13-04-05	Holding(s) in Company - Deutsche Bank
14-04-05	New Banking Facilities - 5 year Re-financing
18-04-05	IFRS Presentation - Site visit to Magnetics Plant for Analysts
18-04-05	Holding(s) in Company - Aviva plc
20-04-05	Holding(s) in Company - Deutsche Bank Divests Interests
21-04-05	Holding(s) in Company - Schroder Investment Management Limited
22-04-05	AGM Statement - Chairman's Statement
25-04-05	Director Shareholding - Lars Kylberg - Acquisition of Shares
06-05-05	Holding(s) in Company - Executive Share Option Scheme - Share Acqui
25-05-05	Director Shareholding - Mark Robertshaw - Acquisition of Shares
01-07-05	Holding(s) in Company - Standard Life Group
04-07-05	Holding(s) in Company - Standard Life Group
08-07-05	Trading Statement - Trading Highlights
08-07-05	IFRS - Completion of Preparations to adopt IFRS
19-07-05	Holding(s) in Company - Standard Life Group
02-08-05	Interim Results - Period ended 4th July 2005
30-09-05	Sale of Magnetics Division - Announcement
18-10-05	Holding(s) in Company - Standard Life Group
19-10-05	Director/PDMR Shareholding - Dr Andrew Hosty - Purchase of Shares
20-10-05	Director/PDMR Shareholding - James Philip Wright - Purchase of Shar
21-10-05	Holding(s) in Company - Vidacos Nominees
21-10-05	Circ re Magnetics Disposal - Copy submitted to U.K. Listings Author

24-10-05	Director/PDMR Shareholding - Gareth Rowlands - Purchase of Shares
26-10-05	Director/PDMR Shareholding - Mark Robertshaw - Purchase of Shares
28-10-05	Director/PDMR Shareholding - Notification of Transactions of Direct
10-11-05	Result of EGM - Disposal of Magnetics Division
17-11-05	Additional Listing - Block Listing of Company Sharesave Scheme
18-11-05	Additional Listing - Block Listing of Company Sharesave Scheme
21-11-05	Additional Listing - Block Listing of Company Sharesave Scheme
23-11-05	Additional Listing - Block Listing of Company German Sharesave Sche
24-11-05	Additional Listing - Block Listing of Company Sharesave Scheme
25-11-05	Additional Listing - Block Listing of Company Sharesave Scheme
25-11-05	Holding(s) in Company - Standard Life Group
28-11-05	Additional Listing - Block Listing of Company Sharesave Scheme
06-12-05	Trading Statement - Trading Highlights
09-12-05	Completion of Disposal - Sale of Magnetics Division
09-12-05	Resignations - Dr Hartmut Eisele, David Christopher Godwin
19-12-05	Blocklisting Interim Review - The Morgan Sharesave Scheme
19-12-05	Holding(s) in Company - Vidacos Nominees
20-12-05	Director/PDMR Shareholding - Stuart Cox, Heather E Cox - Sale of Sh
22-12-05	Director/PDMR Shareholding - James Philip Wright, Jeanne Wright- Sa of Shares
04-01-06	Director/PDMR Shareholding - Ralph Gomarsall, Jane Lesley Gomarsall Sale of Shares
14-02-06	Holding(s) in Company - Standard Life Investments
16-02-06	Notice of Results - Preliminary Results 22nd February 2006
20-02-06	Board Changes - Retiral of Warren Knowlton
21-02-06	Additional Listing - Application to LSE for Block Listings
22-02-06	Final Results
22-02-06	Acquisition - Purchase of Cookson Group plc by Insulating Ceramics
23-02-06	Director/PDMR Shareholding - David John Coker, Sarah Margaret Coker Purchase of Shares
28-02-06	Director/PDMR Shareholding - Mark Robertshaw - Purchase of Shares
02-03-06	Director/PDMR Shareholding - Mark Lejman - Purchase of Shares
06-03-06	Director/PDMR Shareholding - Victoria Anne Gould - Purchase of Shar
27-03-06	Document Viewing Facility - Annual Report and Notice of AGM
28-03-06	Holding(s) in Company - Schroder Investment Management Limited
30-03-06	Holding(s) in Company - Classic Fund Management AG
03-04-06	Purchase of Vesuvius from Cookson Group plc by Insulating Ceramics
04-04-06	Director/PDMR Shareholding - Dr Andrew Joseph Hosty, Bridget Theres Sale of Shares

Documents Filed with Companies House

The Company has made the following filings with Companies House. Copies of these documents may be obtained from Companies House, Crown Way, Maindy, Cardiff CF14 3UZ or, if you are a registered user, they may be viewed and downloaded using Companies House Direct at www.direct.companieshouse.gov.uk . The Companies House filings made during the defined period are:

18th April 2005	88(2)	Return of Allotment of Shares
22nd April 2005	RES	Ordinary and Special Resolutions Approved at AGM
3rd June 2005	88(2)	Return of Allotment of Shares

5th August 2005	88(2)	Return of Allotment of Shares
7th July 2005	363	Annual Return
11th July 2005	AA	Report & Accounts 2004
10th October 2005	88(2)	Return of Allotment of Shares
3rd November 2005	88(2)	Return of Allotment of Shares
13th December 2005	288b	Resignation of Director
3rd January 2006	288b	Resignation of Director
1st February 2006	88(2)	Return of Allotment of Shares
20th March 2006	88(2)	Return of Allotment of Shares
21st March 2006	88(2)	Return of Allotment of Shares

The Company sent the following documents to its shareholders during the defined period:

Date	Documents
02/08/2005	Interim Report 2005
21/10/2005	Shareholder Circular - Proposed Sale of Magnetics Division
20/03/2006	Annual Report and Accounts 2005, Shareholder Circular Incorporating Notice of Meeting,
	Dividend Reinvestment Plan Terms & Conditions, Dividend

	Reinvestment Plan
	Application Form, Form of Proxy

Enquiries:

The Morgan Crucible Company plc   01753 837000
Victoria Gould

Finsbury   020 7251 3801
Patrick Allerton

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Chairman's AGM Statement
Released	11:02 21-Apr-06
Number	7805B

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

RNS Number:7805B
Morgan Crucible Co PLC
21 April 2006

21st April 2006

CHAIRMAN'S AGM STATEMENT

2005 was a transformational year for Morgan Crucible with the Group being approximately one year ahead of our stated target to achieve double-digit margins by the end of 2006. We have improved the earnings quality of the Group by positioning ourselves in less commoditised markets with a greater focus on differentiated, value-added products. This shift in our portfolio mix, combined with a continuing focus on rigorous cost management, supports our new goal of targeting mid-teen operating profit margins for the Group over the medium term.

The disposal of the Magnetics division, completed towards the end of 2005, has contributed to the transformation of the balance sheet. The proceeds from this sale have enabled us to eliminate bank debt and substantially reduce the Group's pension deficit. This balance sheet strength leaves us well placed to target bolt-on acquisitions to support our core businesses in their pursuit of profitable growth. I am pleased to report that earlier this month we successfully completed the first bolt-on acquisition with the acquisition of the ceramic fibres business of Cookson Group plc.

Trading and market conditions in 2006 year to date remain generally consistent with those experienced in the second half of 2005. North America and Asia remain strong and Europe, although weaker, is certainly strengthening. Despite input cost increases for energy and raw materials the Board expects all businesses to show continuing improvement in operating margins. The strategy and its implementation has worked well to date and there is still more upside to pursue. As a result, the Board is confident about Morgan's prospects for the full year.

Morgan Crucible delivered an excellent set of results in 2005. Our focus on shareholder value has resulted in top line growth, improving margins and positive cash flow thereby enabling us to recommend payment of a dividend. We have seen another year of strong financial momentum and we are now well placed within our chosen markets, supported by a strong financial base, to achieve our aim of superior shareholder return. I would like to thank all our employees for their hard work and achievements in 2005, and our investors for their continued support. I would particularly like to thank Warren Knowlton for the leadership he has shown in transforming Morgan Crucible since assuming the Chief Executive role in December 2002; we wish him well when he retires in the third quarter and we are confident that Mark Robertshaw, who will succeed Warren, will carry on the good progress.

Enquiries:

The Morgan Crucible Company plc 01753 837000
Victoria Gould

Finsbury 020 7251 3801
Robin Walker

This information is provided by RNS
The company news service from the London Stock Exchange

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